HORIZON SPACE ACQUISITION II CORP.

November 4, 2024

Madeleine Joy Mateo

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Horizon Space Acquisition II Corp.
Registration Statement on Form S-1
Filed October 21, 2024
File No. 333-282758

Dear Ms. Mateo:

Horizon Space Acquisition II Corp. (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 1, 2024 (the “Letter”) regarding the Company’s registration statement on Form F-1 referenced above (the “Registration Statement”). Contemporaneously, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via Edgar.

Form S-1 filed October 21, 2024

Cover Page

1.

Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” In this regard, please revise as follows:

•	remove your reference to “extreme cases” on the cover page, page 17, and page 73 when describing situations when the value of your securities may decline or become worthless; and
•	remove the phrase “to further regulatory, political and societal goals” on the cover page, page 17 and page 73.

Response:   Pursuant to your comment, we have made corresponding revisions on cover pages vi, 17 and 73 of Amendment No. 1.

November 4, 2024

Prospectus summary, page 8

2.

Please revise the table on pages 8 and 110 to include the anti-dilution adjustment of the founder shares. Please also revise the disclosures outside of the table on page 8 to describe the extent to which the compensation received or to be received or securities issued or to be issued to your sponsor and its affiliates, may result in a material dilution of the purchasers' equity interests. For example, revise the disclosure outside of the table to describe the extent to which conversion of the extension convertible notes, working capital notes, and the issuance of the private units may result in a material dilution of the purchasers' equity interests. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response:  We respectfully advise the Staff that other than the adjustment in connection with the over-allotment option, the founder shares are not entitled to any anti-dilution adjustment. We have revised the table on pages 8 and 110 of Amendment No. 1 to reflect the change in the number of founder shares in connection with the exercise of the underwriters’ over-allotment option. We have revised the disclosure outside of the table on page 8 of Amendment No. 1 to describe the extent to which the compensation received or to be received or securities issued or to be issued to our sponsor and its affiliates, any result in additional dilution of the purchaser’s equity interest.

Item 16. Exhibits and Financial Statement Schedules, page II-2

3.

The trust account termination letter attached as Exhibit A to Exhibit 10.2, the Investment Management Trust Agreement, states that “[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds…." Nasdaq Listing Rule IM-5101-2 states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.

Response:  In response to your comment, we have revised the Investment Management Trust Agreement and refiled it as Exhibit 10.2 to Amendment No. 1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Er (Arila) Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Mingyu (Michael) Li
Mingyu (Michael) Li
Chief Executive Officer

cc:	Er (Arila) Zhou, Esq.
Robinson & Cole LLP